1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 6, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF 2009 ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2009 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2009 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 22 June 2010 at 9:30 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the Directors' Report for the year ended 31 December 2009;

2.	To consider and approve the Report of the Supervisory Committee for the year ended 31 December 2009;

3.

To consider and approve the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2009, including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006);

4.	To consider and approve the non-payment of 2009 final dividends for the year ended 31 December 2009 and non-implementation of increasing share capital by transferring capital reserves;

5.

To consider and re-appoint the following persons as Executive Directors of the 4th session of the Board of Directors (the "Board") for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Xiong Weiping;

(b)	Mr. Luo Jianchuan;

(c)	Mr. Chen Jihua; and

(d)	Mr. Liu Xiangmin;

6.

To consider and appoint/re-appoint the following persons as Non-Executive Directors of the 4th session of the Board for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Shi Chungui; and

(b)	Mr. Lv Youqing;

7.

To consider and re-appoint the following persons as Independent Non-Executive Directors of the 4th session of the Board for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Zhang Zhuoyuan;

(b)	Mr. Wang Mengkui; and

(c)	Mr. Zhu Demiao;

8.

To consider and re-appoint the following persons as shareholders-elected Supervisors of the 4th session of the Supervisory Committee for a term of three years expiring upon conclusion of the Company's 2012 annual general meeting:

(a)	Mr. Ao Hong; and

(b)	Mr. Zhang Zhankui;

9.	To authorize the Board to set the remuneration for the Company's Directors and Supervisors for year 2010;

10.	To consider and approve the renewal of one-year liability insurance for the Company's Directors, supervisors and senior management (from 18 May 2010 to 17 May 2011);

11.

To consider and approve the re-appointment of PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) as the international auditors and PricewaterhouseCoopers Zhong Tian CPAs Company Limited as PRC auditors of the Company to hold office until conclusion of the next annual general meeting, and to authorize the audit committee of the Board to determine their remuneration;

12.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTIONS

13.

To consider and approve the proposed amendments to the Articles of Association of the Company (details of which are set out in the appendix headed "Proposed Amendments to the Articles of Association" of the Company's circular dated 7 May 2010), and any one director or secretary to the Board be and is hereby authorized to deal with on behalf of the Company the relevant filing, amendments and registration (where necessary) procedures and other related issues arising from the amendments to the articles of association of the Company.

14.	To consider and approve the following resolution by way of special resolution:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue as at the date of the this resolution (as at the date of this resolution); and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution in a general meeting;

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company.

15.	To consider and approve the following resolution by way of special resolution:

Upon the registration with the National Association of Financial Market Institutional Investors, the Company is permitted to issue short-term bills ("Short-term Bills") during the period from the date of approval by the Company's shareholders at the 2009 annual general meeting to the conclusion of the annual general meeting of the Company for the year ending 31 December 2010 on the following terms:

(i)	Place of issue	:	within the People's Republic of China (excluding Hong Kong, Macau and Taiwan);

(ii)	Principal amount	:	up to RMB15 billion, in one or more tranches;

(iii)	Maturity	:	up to one year;

(iv)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period as quoted by the People's Bank of China;

(v)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(vi)	Use of proceeds	:	mainly to be used to replenish general working capital and bank loan swap.

The Chairman of the Company or any person authorized by him be authorized to decide and deal with matters relating to the issue of the Short-term Bills in his discretion, including but not limited to the issue timing, issue amount, number of tranches, interest rate and use of proceeds, and to execute all necessary documents (including but not limited to the directions to be obtained, informational documents on the use of proceeds, underwriting agreement and all necessary public announcement) and to attend to all necessary procedures (including but not limited to registration with the National Association of Financial Market Institutional Investors) and to take all necessary action that are necessary.

16.	To consider and approve the following resolution by way of special resolution:

Upon registration with the National Association of Financial Market Institutional Investors, the Company is permitted to issue medium-term notes ("Medium-term Notes") during the period from the date of approval of the Company's shareholders during the 2009 annual general meeting to the conclusion of the annual general meeting of the Company for the year ending 31 December 2010 on the following terms:

(i)	Place of issue	:	within the People's Republic of China (excluding Hong Kong, Macau and Taiwan);

(ii)	Principal amount	:	up to RMB15 billion, in one or more tranches;

(iii)	Maturity	:	up to five years;

(iv)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period quoted by the People's Bank of China;

(v)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(vi)	Use of proceeds	:	mainly to be used to supplement the medium term working capital of the Company and project expenditure and, if there is any surplus, to repay borrowings due.

The Chairman of the Company or any person authorized by him be authorized to decide and deal with matters relating to the issue of the Medium-term Notes in his discretion, including but not limited to the issue timing, issue amount, number of tranches, interest rate and use of proceeds, and to execute all necessary documents (including but not limited to the directions to be obtained, informational documents on the use of proceed, underwriting agreement and all necessary public announcement) and to attend to all necessary procedures (including but not limited to registration with the National Association of Financial Market Institutional Investors ) and to take all necessary action that are necessary.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
7 May 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

Notes:

(a)

The H Share register of members of the Company will be closed from Friday, 21 May 2010 to Tuesday, 22 June 2010, both days inclusive, during which no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 21 May 2010 are entitled to attend the AGM. In order for holders of H Shares to be eligible to attend the AGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Thursday, 20 May 2010 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e., no later than Wednesday, 2 June 2010.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the authorization issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary